UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 12, 2007

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Redback™ Firings on Target

Brisbane, AUSTRALIA – 10 April 2007: Metal Storm Limited (ASX trading code:
MST and NASDAQ ticker symbol: MTSX).

Metal Storm and Electro Optics Systems (ASX: EOS) announced today the successful field firing of the Redback™ weapon system.  The firings, held over two days at a major field firing range, are a key step in the lead up to explosive firings planned to be held in Singapore by June 07 and follows the recent indoor integrated system test firings.

The firings tested some of the key features of the Redback™ weapon system including the rapid engagement of multiple targets, and the firing of multiple shots at different targets.

Metal Storm’s CEO, Dr Lee Finniear, said “the latest field firings were designed to confirm the integration of the component sub-systems of Redback™
including ballistic testing and target acquisition.  We are now very much on track with our efforts in the run up to explosive live firings in Singapore.”

“In my view these have been the most comprehensive tests of the Redback™
system to date, demonstrating among other things the speed at which we can launch multiple 40mm projectiles, a characteristic which will be an important differentiator for missions that require incoming projectile intercept” said
Dr Finniear.

EOS’ CEO Dr Ben Greene said “this is a major milestone towards the fielding of the Redback™ weapon system.  These firings confirm our schedule is running on time and points to the capabilities that Redback™ has been designed to deliver.”

Redback™ is a joint project developed by EOS, Metal Storm and Singapore
Technologies Kinetic’s (STK).

Video of the Redback™ field firings has been placed on Metal Storm’s website
www.metalstorm.com

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Australia & USA
Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7
3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Electro Optic Systems Limited
EOS is a public company, specialising in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defence markets.

The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq.
The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.

About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management. Through its subsidiary, Advanced Material Engineering Pte
Ltd, ST Kinetics also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components. It also provides consultancy, design and engineering services for homeland security solutions.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 12, 2007	By:	James MacDonald
	Name:	James MacDonald
	Title:	Company Secretary/Chief Financial Officer